Filed by Chesapeake Utilities Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Florida Public Utilities Company
Commission File No.: 001-10608
The following quotations by executives of Chesapeake Utilities Corporation (the “Company”) have appeared in recent newspaper articles and reflect the opinions, beliefs or expectations of the individuals quoted in such articles. Shareholders are encouraged to read the Company’s joint prospectus/proxy statement and other publicly filed documents, which contain important disclosures about the proposed merger with Florida Public Utilities Company. Information on how to obtain a copy of these materials is available below under “Additional Information and Where to Find It.”
On October 18, 2009, the Jackson County Floridan published an article titled “Shareholders to vote on FPU merger,” by Deborah Buckhalter. Beth Cooper, the Company’s Senior Vice President and Chief Financial Officer, was quoted as follows:
“When the two come together, FPU will become a subsidiary of Chesapeake . . . . FPU will be the name in Florida under which we will do business. We’re moving forward with the hope and intent that we’ll get the necessary votes.”
“We’re very excited about it . . . . It will give our company a new utility component, and a larger utility platform. It will basically double us. FPU has about 100,000 customers in its electrical and other utility components; we currently have about the same number in our natural gas and propane utilities.”
“FPU shareholders will receive a 0.405 share of Chesapeake stock for each share of Florida Public Utilities common stock that they own . . . . Based on the average of Chesapeake’s closing stock price the 15 trading days prior to April 15, 2009, the transaction has an approximate value of $12.20 per Florida Public Utilities share. This translates to more than a 15 percent premium to Florida Public Utilities holders based upon Florida Public Utilities’ closing stock price on the day prior to the announcement of the transaction. We believe that this merger is a win/win for both companies and their shareholders and represents a solid combination for growth.”
On October 20, 2009, the Palm Beach Post published an article titled “Florida Public Utilities merger vote on Thursday,” by Susan Salisbury. Beth Cooper, the Company’s Senior Vice President and Chief Financial Officer, was quoted as follows:
“This is the first public company transaction we as a company have done . . . . We are predominantly a Delmarva (Delaware, Maryland, Virginia) based company. We have a small Florida presence. They bring the presence in Florida that really takes us to the next level.”
“[Things won’t necessarily be done] the Chesapeake way . . . .”
IMPORTANT INFORMATION:
Additional Information and Where to Find It
In connection with the proposed merger, Chesapeake Utilities Corporation (“Chesapeake”) has filed a registration statement on Form S-4 (Registration No. 333-160795) with the SEC, containing a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus of Chesapeake, which was declared effective on September 10, 2009. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS

CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors are able to obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC’s website. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s website at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ website at www.fpuc.com/about_us/invest.asp.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials filed with the SEC regarding the proposed merger. You may obtain free copies of these documents as described above.